February 22, 2021

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C., 20549
Attention:    Ta Tanisha Meadows
Rufus Decker
Taylor Beech
Erin Jaskot

Re:    Denny’s Corporation
Form 10-K for the Fiscal Year ended December 25, 2019
Filed February 24, 2020
Form 8-K filed October 27, 2020
File No. 0-18051
Ladies and Gentlemen:

The purpose of this letter is to supplement the January 20, 2021 response letter of Denny’s Corporation (“we,” “us,” “our” or the “Company”) to the comments set forth in the Staff’s letter dated December 30, 2020. This letter also factors in the discussions between the Staff and the Company and its counsel on February 8, February 11 and February 18, 2021 (the “February Discussions”). For your convenience, the comments of the Staff as to which we are supplementing our response have been reproduced in their entireties followed by our supplemental responses.

Form 8-K filed October 27, 2020
Exhibits 99.1 and 99.2

4.    Since adjusted free cash flow is a non-GAAP liquidity measure, please revise your disclosures to reconcile this measure to cash flows from operating activities and prominently present amounts for the three major categories of the statement of cash flows. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.06 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response:

Consistent with the February Discussions, we will revise future earnings releases and investor presentations to provide a reconciliation of Adjusted Free Cash Flow to Cash Flows from Operating Activities. We included such a presentation on page 10 of our earnings release (the “February 2021 Earnings Release”) and slide 44 of our investor presentation (the “February 2021 Investor Presentation”) that were included as exhibits to a Current Report on Form 8-K furnished to the Securities and Exchange Commission on February 16, 2021.

Additionally, per the February Discussions, in future earnings releases and investor presentations we will revise our presentation of this reconciliation to provide greater detail as to the individual components of the line item “Changes in Operating Assets and Liabilities” by expanding the presentation to show each of these components on a separate line, as we would in a typical GAAP statement of cash flows. We intend to do this beginning with the earnings release and investor presentation for our second quarter of 2021.

Finally, we will prominently present the three major categories of the statement of cash flows. We included in the fourth quarter and full year 2020 highlights in the February 2021 Earnings Release and on slide 2 of the February 2021 Investor Presentation such three categories for the relevant periods presented.

5.    Please retitle the non-GAAP measure total operating margin to better convey what it represents and so that it is not confusingly similar to operating income.

Response:

Consistent with the February Discussions, we will revise future investor presentations by retitling all instances of the non-GAAP measure “total operating margin” as “restaurant-level operating margin.”

Further, while this was not specifically addressed in the Staff’s comment, we will as discussed in the February Discussions revise the bar chart showing total system sales to be a “stacked bar chart” consisting of two components, company restaurant sales and franchise restaurant sales. We included such a presentation in the February 2021 Investor Presentation.

6.    Refer to your non-GAAP presentations on pages 3, 24, 26, 29, 30 and 34 of your investor presentation and the comparable GAAP measures that are not presented until a GAAP to non-GAAP reconciliation in the appendix on the last two pages of this presentation (pages 37 and 38). Please tell us how you considered the guidance in Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Also, refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Response:

Consistent with the February Discussions, we will revise future investor presentations to include, within the presentation itself, the comparable GAAP measures. In the February 2021 Investor Presentation, we included on slide 2 presentations of the following GAAP measures for each of the last ten fiscal years: Operating Income; Net Income (Loss); and Net Income (Loss) per Share.

We believe the details discussed in this response to your letter sufficiently address the comments raised. However, please do not hesitate to contact the undersigned at 864-597-8347 if you have any further questions.

Respectfully,

/s/ Robert P. Verostek
Robert P. Verostek
Senior Vice President and
Chief Financial Officer

cc:    Mr. Justin W. Chairman